EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2016	2015	2014	2013	2012
Combined fixed charges:
Capitalized interest credit	$3.1	$2.1	$2.7	$2.7	$2.5
Interest factor in rent expense	5.6	5.3	4.3	3.3	3.8
Other interest and fixed charges	164.0	173.1	144.2	127.6	86.8
Preference dividends	—	—	—	—	—
Total combined fixed charges	$172.7	$180.5	$151.2	$133.6	$93.1

Earnings—pre-tax income (loss) with applicable adjustments	$166.4	$(239.8)	$77.1	$93.7	$(159.0)

Ratio of earnings to combined fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2016, 2015, 2014, 2013 and 2012, earnings were less than combined fixed charges by $6.3, $420.3, $74.1, $39.9 and $252.1, respectively.